UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                               (Amendment No. 5)*

                                 CELERITEK, INC.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    695 Town Center Drive, Seventeenth floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                        --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 2003
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page 5
                                 Total Pages 5


CUSIP No. 150926103                             SCHEDULE 13D                                    Page 2 of 5

========= ===================================================================================================
   1      Name of Reporting Person

          SACC Partners, LP; Riley Investment Management LLC; B. Riley and Co.; Bryant R. Riley

          IRS Identification No. of Above Person
--------- ---------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a member of a Group                                          (a)  |_|

                                                                                                    (b)  |X|
--------- ---------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------
   4      Source of Funds                                                                                 OO

--------- ---------------------------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                                                        |_|

--------- ---------------------------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                                                 United States

========================== ========== =======================================================================
                               7      Sole Voting Power                                              723,092
        NUMBER OF
         SHARES
      BENEFICIALLY
      OWNED BY EACH
        REPORTING
       PERSON WITH
                           ---------- -----------------------------------------------------------------------
                               8      Shared Voting Power

                           ---------- -----------------------------------------------------------------------
                               9      Sole Dispositive Power                                         723,092

                           ---------- -----------------------------------------------------------------------
                              10      Shared Dispositive Power

========================== ========== =======================================================================
    11      Aggregate Amount Beneficially Owned by Each Reporting Person                             723,092

----------- -------------------------------------------------------------------------------------------------
    12      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares                          |X|

----------- -------------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row 11                                           5.86%

----------- -------------------------------------------------------------------------------------------------
    14      Type of Reporting Person                                                      PN, IA, BD, OO, IN

=========== =================================================================================================

Item 4.    Purpose of Transaction.
           ----------------------

This item as previously filed is amended to include the following additional information:

On May 28, 2003, the Celeritek Shareholder Protective Committee (the "Committee") entered into a definitive Settlement Agreement with Celeritek, Inc. (the "Company") resolving the disputes between the Committee and the Company.

Item 7.    Material to Be Filed as Exhibits.
           --------------------------------

This item as previously filed is amended to include the following additional exhibits:

Exhibit L.     Settlement Agreement, dated May 28, 2003, between the Company, the Committee and the members and certain affiliates of the Committee (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed with the SEC on May 28, 2003)

                                   Signatures
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               SACC PARTNERS LP

                               By: Riley Investment Management LLC,
                               its General Partner

                               By: /s/ Bryant R. Riley
                                   ----------------------
                               Bryant R. Riley, President


                               RILEY INVESTMENT MANAGEMENT LLC

                               By: /s/ Bryant R. Riley
                                   ----------------------
                               Bryant R. Riley, President



                               B. RILEY AND CO. INC.

                               By: /s/ Bryant R. Riley
                                   ----------------------
                               Bryant R. Riley, President



                               B. RILEY AND CO. HOLDINGS, LLC

                               By: /s/ Bryant R. Riley
                                   ----------------------
                               Bryant R. Riley, President


                               /s/ Bryant R. Riley
                               --------------------------
                               Bryant R. Riley

 DATED:  May 29, 2003

                                  EXHIBIT INDEX

Exhibit L.     Settlement Agreement, dated May 28, 2003, between the Company, the Committee and the members and certain affiliates of the Committee (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed with the SEC on May 28, 2003)